Exhibit 99.1

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District
Shanghai, 201206 China
+ 8640 0600 5800
https://www.eshallgo.com

Strategic Office Solutions Powered by Enterprise-Grade AI Assistant: EHGO Launches LuminaSphere Intelligence AI Assistant in Beta

SHANGHAI, August 4, 2025 – Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a leading provider of office integration solutions in China, today announced the successful completion of internal testing for the beta version of its “LuminaSphere Intelligence” AI Assistant, which is an all-in-one integrated device designed to address key challenges in enterprise AI adoption. This marks the first in a series of AI-powered enterprise solutions the Company plans to launch in the coming months.

“The launch of our LuminaSphere AI Assistant marks another pivotal step in our evolution as a leader in the space,” said Qiwei Miao, CEO of Eshallgo Inc.

“As small and medium-sized businesses navigate digital transformation, we are committed to delivering intelligent, secure, and accessible tools that solve real-world challenges. This is just the beginning of a broader roadmap to empower enterprises through practical AI innovation.”

Designed to streamline office workflows while maintaining data security, the LuminaSphere Intelligence AI Assistant delivers practical, on-premises AI capabilities that reduce reliance on public cloud platforms.

The product leverages a proprietary large language model and introduces an innovative “Assistant/Bag” architecture that allows users to allocate AI tasks by department, such as finance, legal, and HR, to enhance query accuracy and operational efficiency. It also allows for the setting of role-based permissions and the customization of assistant workflows, and integrates with enterprise messaging tools like DingTalk and WeChat, enabling seamless delivery of outputs directly to users’ mobile devices.

Built with scalability and real-world utility in mind, the platform empowers organizations to seamlessly embed advanced AI into their existing workflows, unlocking greater efficiency, smarter decision-making, and broader application across business functions. Designed for low-cost, private deployment and tailored for scenario-based use, the solution delivers secure, and enterprise grade AI capabilities.

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District
Shanghai, 201206 China
+ 8640 0600 5800
https://www.eshallgo.com

Two Product Lines Tailored to Business Needs

•	Enlighten Series (Model 1012) –AI Customer Service Assistant for SMEs.

Tailored for small and medium-sized enterprises, the Enlighten Series delivers an affordable, entry-level AI solution for customer support. Powered by a standard language understanding engine, it efficiently handles routine knowledge management and responds to everyday customer inquiries with speed and consistency.

•	Celestial Pivot Series (Model 2013) – Advanced AI Copywriting & Analysis Assistant

Engineered for growing mid-sized businesses, the Celestial Pivot Series features a robust reasoning engine capable of managing complex, multi-step tasks, including long-form content creation and data analysis. Future-ready and built for scalability, this model is designed to seamlessly support evolving business needs and feature enhancements.

Following the initial product launch, Eshallgo will release ongoing updates and enhancements, while concurrently developing a pipeline of advanced serialized products scheduled for phased rollout.

For images of our products and other media assets, please visit our gallery, under our investor relations section of our website: https://ir.eshallgo.com/gallery

Looking Ahead: Next-Generation AI for the Enterprise

In line with its roadmap, Eshallgo plans to launch a high-performance AI solution in 2026 centered around the concept of “Enterprise Digital Employees.” Powered by MCP technology, this next-generation system will automate end-to-end task execution, enabling users to issue commands, dynamically map task flows, and autonomously deploy resources to address complex operational scenarios.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications that enhance document management, workflow automation, smart procurement, and secure collaboration. These tools help businesses modernize operations and boost efficiency through AI-driven insights.

For more information and investor updates, visit ir.eshallgo.com and Follow us on social media: LinkedIn, Facebook, and X.

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District
Shanghai, 201206 China
+ 8640 0600 5800
https://www.eshallgo.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.

ir@eshallgo.com